SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Stanley Furniture Company, Inc.

(Name of Issuer)

Common Stock , Par Value $.02 Per Share

(Title of Class of Securities)

854305208

(CUSIP Number)

David W. Robertson

McGuireWoods LLP

One James Center

Richmond, Virginia  23219

(804) 775-1031

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications)

December 9, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854305208

Schedule 13D

1)

Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Glenn Prillaman

2)

Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b)

3)

SEC Use Only

4)

Source of Funds (See Instructions)

OO

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)

Citizenship or Place of Organization

United States

Number of

7)

Sole Voting Power

1,131,994

Shares Bene-

ficially

8)

Shared Voting Power

   0

Owned by

Each

9)

Sole Dispositive Power

        1,131,994

Reporting

Person With

10)

Shared Dispositive Power

                                  0

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

1,131,994

12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)

Percent of Class Represented by Amount in Row (11)

7.3%

14)

Type of Reporting Person (See Instructions)

IN

SCHEDULE 13D

1.

Security and Issuer.

This statement relates to the Common Stock, $.02 par value per share (the “Common Stock”), of Stanley Furniture Company, Inc., a Delaware corporation (“Stanley”), which has its principal executive offices at 200 North Hamilton Street, No. 200, High Point, North Carolina  27260.

2.

Identity and Background.

This statement is filed on behalf of Glenn Prillaman whose business address is 200 North Hamilton Street, No. 200, High Point, North Carolina  27260.

The present principal occupation of the undersigned is President and Chief Executive Officer of Stanley.

The undersigned confirms that he has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

The undersigned confirms that he has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The undersigned is a United States citizen.

3.

Source and Amount of Funds or Other Consideration.

The undersigned acquired 279,027 shares of Common Stock from time to time through open market or other purchases with personal funds and gifts and 323,659 shares of Common Stock pursuant to restricted stock grants as described in Item 5.  The undersigned also holds options to acquire 529,308 shares of Common Stock as described in Item 5 below.

4.

Purpose of the Transaction.

The undersigned acquired the Common Stock reported herein for investment purposes or as compensation for serving as an executive officer of Stanley.  The undersigned intends to hold for investment the shares of Common Stock he owns and may, from time to time, acquire additional shares, or sell shares, of Common Stock.

Except as discussed above, the undersigned confirms that, as of the date of this statement, he has no plans or proposals which relate to or would result in any one or more of the matters described in paragraph (a) through (j) of Item 4 of Schedule 13D; however, as President and Chief Executive Officer and a member of the Board of Directors of Stanley, the undersigned may be involved from time to time in the consideration of such matters on behalf of Stanley.

5.

Interest in Securities of Stanley.

The undersigned is beneficial owner of 1,131,994 (or 7.3% of the outstanding) shares of Common Stock including 323,659 shares of Common Stock (of which 44,917 shares have vested) pursuant to restricted stock grants under the Company’s 2008 Incentive Compensation Plan (the “2008 Plan”) and 2012 Incentive Compensation Plan (the “2012 Plan”) and 25,000 shares of Common Stock held in a joint account with his wife.  Such number also includes 529,308 shares which could be acquired upon exercise of options granted under the Company’s 2000 Incentive Compensation Plan, the 2008 Plan and the 2012 Plan  The undersigned has the sole power to vote or to direct the vote of the shares beneficially owned by him and the sole power to dispose or to direct the disposition of the shares beneficially owned by him; however, the undersigned (i) may not sell or otherwise transfer shares subject to restricted stock awards until those shares have vested and (ii) may not sell or vote shares which may be acquired on exercise of options until such options are exercised and the related Common Stock is issued.  The undersigned has had no transactions in the class of securities beneficially owned by him in the sixty days before December 9, 2013 through date of the filing of this report, except for the following: (i) options to acquire 22,459 shares of Common Stock granted in December 2011 pursuant to the 2008 Plan became exercisable on December 8, 2013, (ii) options to acquire 50,000 shares of Common Stock granted in December 2010 pursuant to the 2008 Plan which became exercisable December 9, 2013, (iii) options to acquire 26,966 shares of Common Stock granted in December 2012 pursuant to the 2012 Plan which became exercisable on December 19, 2013, (v) 125,654 shares granted pursuant to restricted stock awards under the 2012 Plan on January 14, 2014 (one-half of which shares vest on January 14, 2018 subject to the undersigned’s continued employment with Stanley with the vesting of the remaining one-half subject to specified performance measures being met during specified periods from 2014 through 2017 and the undersigned’s continued employment with Stanley), (v) options to acquire 22,458 shares of Common Stock granted in December 2011 pursuant to the 2008 Plan which became exercisable on December 8, 2014, (vi) options to acquire 50,000 shares of Common Stock granted in December 2010 pursuant to the 2008 Plan became exercisable on December 9, 2014, (vii) options to acquire 26,967 shares of Common Stock granted pursuant to the 2012 Plan became exercisable on December 19, 2014 and (viii) 99,155 shares granted pursuant to restricted stock awards under the 2012 Plan on January 4, 2015 vesting of which is subject to specified performance measures being met during specified periods from 2015 through 2018 and the undersigned’s continued employment with Stanley.

6.

Contracts, Arrangements, Understandings or Relationships with respect to Securities of Stanley.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any other person with respect to any securities of Stanley.

7.

Material to be Filed as Exhibits.

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 20, 2015

 s/Glenn Prillaman

   Glenn Prillaman

5